Exhibit 12

ROCK-TENN COMPANY
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	2009	2010	2011	2012	2013
Fixed Charges:
Interest expense	$89.8	$69.4	$81.2	$108.9	$96.8
Amortization of debt issuance costs	6.9	6.1	7.7	10.8	10.2
Interest capitalized during period	0.5	1.3	2.8	3.4	2.9
Portion of rent expense representative of interest	8.3	6.6	16.5	32.8	36.3

FIXED CHARGES	$105.5	$83.4	$108.2	$155.9	$146.2

Earnings:
Pretax income from continuing operations attributable to Rock-Tenn Company shareholders	$313.9	$290.3	$210.6	$386.0	$705.5
Share of distributed income of unconsolidated entities net of equity pick-up	1.1	(0.6)	(1.1)	(1.5)	(3.0)
Fixed charges	105.5	83.4	108.2	155.9	146.2
Interest capitalized during period	(0.5)	(1.3)	(2.8)	(3.4)	(2.9)
Amortization of interest capitalized	0.6	0.7	1.1	1.2	1.5

Earnings	$420.6	$372.5	$316.0	$538.2	$847.3

Ratio of Earnings to Fixed Charges	3.99	4.47	2.92	3.45	5.80